As filed with the Securities and Exchange Commission on August 26, 2004
Registration No. 333-13282-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________
POST EFFECTIVE AMENDMENT NO. 1 TO THE
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts
of
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
UNIBANCO HOLDINGS S.A.
(Exact name of issuer of deposited securities as specified in its charter)
UNIBANCO-UNION OF BRAZILIAN BANKS S.A.
UNIBANCO HOLDINGS S.A.
(Translation of issuer's name into English)
BRAZIL
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
_________
The Bank of New York
ADR Division
One Wall Street, 29th Floor
New York, New York, 10286
(212) 495-1784
 (Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

Unibanco
65 East 55th Street
29th Floor
New York, New York 10022
(212) 832-1760

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[X] on August 30, 2004 at 9:00 AM.
If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]
____________________________

         The prospectus consists of the overstamped form of Global Depositary Receipt filed as Exhibit 99 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

         This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.    Description of Securities to be Registered

Cross Reference Sheet

Location in Overstamped
Form of Receipt in Exhibit 99
	Item Number and Caption	Filed Herewith as Prospectus

1.	Name and address of depositary	Introductory Article

2.	Title of Global Depositary Receipts and	Face of Receipt, top center
identity of deposited securities

Terms of Deposit:

(i)	The amount of deposited securities represented	Face of Receipt, upper right corner
by one unit of Global Depositary Receipts

(ii)	The procedure for voting, if any,	Articles number 16, 17 and 21
the deposited securities

(iii)	The collection and distribution of	Articles number 5, 15, 16, 20
	dividends	and 21

(iv)	The transmission of notices, reports	Articles number 14, 16, 19
	and proxy soliciting material	and 21

(v)	The sale or exercise of rights	Articles number 15, 16
and 21

(vi)	The deposit or sale of securities	Articles number 15, 16,
	resulting from dividends, splits	18 and 21
or plans of reorganization

(vii)	Amendment, extension or termination	Articles number 23 and 24
of the deposit agreement

(viii)	Rights of holders of Receipts to inspect	Article number 19
the transfer books of the depositary and
the list of holders of Receipts

(ix)	Restrictions upon the right to deposit	Articles number 2, 3, 4, 5, 6,
	or withdraw the underlying securities	7, 25 and 26

(x)	Limitation upon the liability	Articles number 15, 21 and 24
of the depositary

3.	Fees and Charges	Articles number 4, 8 and 25

Item - 2.     Available Information

Public reports furnished by issuer	Article number 14 and 19

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.	Exhibits

a

Form of Amended and Restated Deposit Agreement dated as of March 26, 2001 among Unibanco-União de Bancos Brasileiros S.A., Unibanco Holdings S.A., The Bank of New York as Depositary, and all Holders from time to time of Global Depositary Receipts issued thereunder. – Previously filed.

b.	Any other agreement to which the Depositary is party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

f.	Overstamped Form of Global Depositary Receipt. – Filed herewith as Exhibit 99.

Item - 4.	Undertakings

Previously Filed.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 26, 2004.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for Units, each representing ownership of one acâo preferencial, without par value, of Unibanco-União de Bancos Brasileiros S.A. and one acâo preferencial Class B, without par value of Unibanco Holdings S.A.

The Bank of New York,
As Depositary

By: /s/ Hernan Rodriguez
Name: Hernan Rodriguez
Title: Vice President

         Pursuant to the requirements of the Securities Act of 1933, Unibanco-União de Banco Brasileiros S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on August 26, 2004.

Unibanco-União de Banco Brasileiros S.A.

By: /s/ José Lucas Ferreira de Melo	/s/ Marcelo Ariel Rosenhek

Name: José Lucas Ferreira de Melo	Marcelo Ariel Rosenhek
Title: Executive Officer	Deputy Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 26, 2004.

/s/ Joaquim Francisco de Castro Neto

Pedro Sampaio Malan	Joaquim Francisco de Castro Neto
Director	Principal Executive Officer and Director

/s/ Pedro Moreira Salles	/s/ Geraldo Travaglia Filho

Pedro Moreira Salles	Geraldo Travaglia Filho
Director	Principal Financial and Accounting Officer

Armínio Fraga Neto
Director

/s/ Gabriel Jorge Ferreira

Gabriel Jorge Ferreira
Director

/s/ Israel Vainboim

Israel Vainboim
Director

Pedro Luiz Bodin de Moraes
Director

Unibanco- União de Bancos Brasileiros-
S.A. – New York Branch
Authorized U.S. Representative

/s/ William McDougal Bethlem

William McDougal Bethlem
Authorized Signatory

         Pursuant to the requirements of the Securities Act of 1933, Unibanco Holdings S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on August 26, 2004.

Unibanco Holdings S.A.

By: /s/ Israel Vainboim	/s/ Geraldo Travaglia Filho

Name: Israel Vainboim	Geraldo Travaglia Filho
Title: President	Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 26, 2004.

/s/ Israel Vainboim

Roberto Konder Bornhausen	Israel Vainboim
Director	Principal Executive Officer and Director

/s/ Pedro Moreira Salles	/s/ Geraldo Travaglia Filho

Pedro Moreira Salles	Geraldo Travaglia Filho
Director	Principal Financial and Accounting Officer

/s/ Tomas Tomislav Antonin Zinner

Tomas Tomislav Antonin Zinner
Director

/s/ Gabriel Jorge Ferreira

Gabriel Jorge Ferreira
Director

Carlos Alberto de Oliveira Cruz
Director

Guilherme Affonso Ferreira
Director

Unibanco- União de Bancos Brasileiros-
S.A. – New York Branch
Authorized U.S. Representative

/s/ William McDougal Bethlem

William McDougal Bethlem
Authorized Signatory

INDEX TO EXHIBITS

Exhibit
Letter	Exhibit	Page

1	Previously filed.

4	Previously filed.

5	Certification under Rule 466.

99	Overstamped Form of Global Depositary Receipt